Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated February 13, 2020

Relating to Preliminary Prospectus Supplement dated February 13, 2020 and

Prospectus dated January 13, 2020

Registration No. 333-234798

Oaktree Specialty Lending Corporation

$300,000,000

3.500% Notes due 2025

PRICING TERM SHEET

February 13, 2020

The following sets forth the final terms of the 3.500% Notes due 2025 and should only be read together with the preliminary prospectus supplement dated February 13, 2020, together with the accompanying prospectus dated January 13, 2020 relating to these securities (the “Preliminary Prospectus”), and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus. All references to dollar amounts are references to U.S. dollars.

Issuer:	Oaktree Specialty Lending Corporation

Security:	3.500% Notes due 2025

Ratings (Moody’s / Fitch)*:	Baa3 (Stable) / BBB- (Stable)

Aggregate Principal Amount Offered:	$300,000,000

Trade Date:	February 13, 2020

Settlement Date**:	February 25, 2020 (T+7)

Maturity Date:	February 25, 2025

Interest Payment Dates:	February 25 and August 25, commencing August 25, 2020

Record Dates:	February 10 and August 10, as the case may be, immediately preceding the relevant interest payment date

Price to Public (Issue Price):	99.153%

Coupon (Interest Rate):	3.500%

Yield to Maturity:	3.687%

Spread to Benchmark Treasury:	+ 225 basis points

Benchmark Treasury:	1.375% due January 31, 2025

Benchmark Treasury Price and Yield:	99-22+ and 1.437%

Optional Redemption:	Oaktree Specialty Lending Corporation may redeem some or all of the Notes at any time, or from time to time, at a redemption price equal to the greater of:

• 100% of the principal amount of the Notes to be redeemed, or

•  the sum of the present values of the remaining scheduled payments of principal and interest (exclusive of accrued and unpaid interest to the date of redemption) on the Notes to be redeemed through January 25, 2025 (the date falling one month prior to the maturity date of the Notes), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) using the applicable Treasury Rate plus 35 basis points; plus, in each case, accrued and unpaid interest to, but excluding, the redemption date; provided, however, that if Oaktree Specialty Lending Corporation redeems any Notes on or after January 25, 2025 (the date falling one month prior to the maturity date of the Notes), the redemption price for the Notes will be equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

Denomination:	$2,000 and integral multiples of $1,000 in excess thereof

CUSIP / ISIN:	67401PAB4 / US67401PAB40

Joint Book-Running Managers:	J.P. Morgan Securities LLC
BofA Securities, Inc.
RBC Capital Markets, LLC
ING Financial Markets LLC

Co-Managers:	Barclays Capital Inc.
Deutsche Bank Securities Inc.
Goldman Sachs & Co. LLC
KeyBanc Capital Markets Inc.
MUFG Securities Americas Inc.
Citigroup Global Markets Inc.
HSBC Securities (USA) Inc.
Morgan Stanley & Co.
CIT Capital Securities LLC
R. Seelaus & Co., LLC
Janney Montgomery Scott LLC
Jefferies LLC
JMP Securities LLC
Keefe, Bruyette & Woods, Inc.
Wells Fargo Securities, LLC

Notes:

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

Oaktree Specialty Lending Corporation expects that delivery of the Notes will be made against payment therefor on or about February 25, 2020, which will be the seventh business day following the date of the pricing of the Notes (such settlement being herein referred to as “T+7”). Under Rule 15c6-1 promulgated under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the date of delivery hereunder will be required, by virtue of the fact that the Notes initially will settle in T+7 business days, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement.

Investors are advised to carefully consider the investment objectives, risks, charges and expenses of Oaktree Specialty Lending Corporation before investing. The Preliminary Prospectus, which has been filed with the Securities and Exchange Commission (the “SEC”), contains this and other information about Oaktree Specialty Lending Corporation and should be read carefully before investing.

The Preliminary Prospectus and this pricing term sheet are not offers to sell any securities of Oaktree Specialty Lending Corporation and are not soliciting an offer to buy such securities in any state or jurisdiction where such offer and sale is not permitted.

Oaktree Specialty Lending Corporation has filed a shelf registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus and other documents Oaktree Specialty Lending Corporation has filed with the SEC for more complete information about Oaktree Specialty Lending Corporation and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Oaktree Specialty Lending Corporation, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and accompanying prospectus if you request it from J.P. Morgan Securities LLC at 383 Madison Avenue, New York, NY 10179, Attn: Investment Grade Syndicate Desk, facsimile: 212-834-6081; BofA Securities, Inc. at 200 North College Street, NC1-004-03-43, Charlotte, NC 28255-0001, Attention: Prospectus Department, Ph.: 1-800-294-1322; RBC Capital Markets, LLC at 200 Vesey Street, 8th Floor, New York, NY 10281, Attention: Transaction Management, facsimile: 212-658-6137; or ING Financial Markets LLC at 1133 Avenue of the Americas, New York, NY 10036, Attention: Investment Grade Syndicate Desk, facsimile: 646-424-6718.